UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PIONEER POWER SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

723836300

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723836300

1	NAME OF REPORTING PERSON Provident Pioneer Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 4,760,000
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,760,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,760,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 64.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Includes (i) 4,560,000 shares of common stock held by Provident Pioneer Partners, L.P. and (ii) a currently exercisable warrant to purchase up to 200,000 shares of common stock at an exercise price of $16.25 per share held by Provident Pioneer Partners, L.P.

(2)	Based upon 7,172,255 shares of common stock outstanding as of November 11, 2013, as disclosed in a Quarterly Report on Form 10-Q that was filed on November 12, 2013 by the Issuer with the Securities and Exchange Commission.

CUSIP No. 723836300

1	NAME OF REPORTING PERSON Provident Canada Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 4,760,000
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,760,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,760,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 64.6% (2)
12	TYPE OF REPORTING PERSON HC, CO

(1)	Includes (i) 4,560,000 shares of common stock held by Provident Pioneer Partners, L.P. and (ii) a currently exercisable warrant to purchase up to 200,000 shares of common stock at an exercise price of $16.25 per share held by Provident Pioneer Partners, L.P.

(2)	Based upon 7,172,255 shares of common stock outstanding as of November 11, 2013, as disclosed in a Quarterly Report on Form 10-Q that was filed on November 12, 2013 by the Issuer with the Securities and Exchange Commission.

CUSIP No. 723836300

1	NAME OF REPORTING PERSON Nathan J. Mazurek
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
	5	SOLE VOTING POWER 37,467
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 4,760,000
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 37,467
	8	SHARED DISPOSITIVE POWER 4,760,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,797,467 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 64.7% (2)
12	TYPE OF REPORTING PERSON HC, IN

(1)	Includes (i) 4,560,000 shares of common stock held by Provident Pioneer Partners, L.P., (ii) a currently exercisable warrant to purchase up to 200,000 shares of common stock at an exercise price of $16.25 per share held by Provident Pioneer Partners, L.P. and (iii) 37,467 shares of common stock issuable to Mr. Mazurek upon the exercise of vested stock options.

(2)	Based upon 7,172,255 shares of common stock outstanding as of November 11, 2013, as disclosed in a Quarterly Report on Form 10-Q that was filed on November 12, 2013 by the Issuer with the Securities and Exchange Commission.

CUSIP No. 723836300

1	NAME OF REPORTING PERSON David J. Landes
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
	5	SOLE VOTING POWER 1,800
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 4,760,000
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 1,800
	8	SHARED DISPOSITIVE POWER 4,760,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,761,800 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 64.6% (2)
12	TYPE OF REPORTING PERSON HC, IN

(1)	Includes (i) 4,560,000 shares of common stock held by Provident Pioneer Partners, L.P., (ii) a currently exercisable warrant to purchase up to 200,000 shares of common stock at an exercise price of $16.25 per share held by Provident Pioneer Partners, L.P. and (iii) 1,800 shares of common stock issuable to Mr. Landes upon the exercise of vested stock options.

(2)	Based upon 7,172,255 shares of common stock outstanding as of November 11, 2013, as disclosed in a Quarterly Report on Form 10-Q that was filed on November 12, 2013 by the Issuer with the Securities and Exchange Commission.

ITEM 1(a):	Name of Issuer:

Pioneer Power Solutions, Inc. (the “Issuer”)

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

400 Kelby Street, 9th Floor, Fort Lee, New Jersey 07024

ITEM 2(a):	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Provident Pioneer Partners, L.P., Provident Canada Corp., Nathan J. Mazurek and David J. Landes. Provident Pioneer Partners, L.P. and Messrs. Mazurek and Landes are the record and direct beneficial owners of the securities covered by this statement. Provident Canada Corp. is the general partner of, and may be deemed to beneficially own securities owned by, Provident Pioneer Partners, L.P. Mr. Mazurek is the majority stockholder and a control person of, and may be deemed to beneficially own securities owned by, Provident Canada Corp. Mr. Landes is the minority stockholder and a control person of, and may be deemed to beneficially own securities owned by, Provident Canada Corp.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the reporting persons is c/o Pioneer Power Solutions, Inc., 400 Kelby Street, 9th Floor, Fort Lee, New Jersey 07024.

ITEM 2(c):	Citizenship:

See Item 4 on the cover page(s) hereto.

ITEM 2(d):	Title of Class of Securities:

Common Stock, $0.001 par value.

ITEM 2(e):	CUSIP Number:

723836300

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4:	Ownership.

(a) Amount Beneficially Owned: See Item 9 on the cover page(s) hereto.

(b) Percent of Class: See Item 11 on the cover page(s) hereto.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014	PROVIDENT PIONEER PARTNERS, L.P.

By: Provident Canada Corp.
Its: General Partner

	By:	/s/ Nathan J. Mazurek
Name: Nathan J. Mazurek
Title: Principal of Provident Canada Corp.

PROVIDENT CANADA CORP.

	By:	/s/ Nathan J. Mazurek
Name: Nathan J. Mazurek
Title: Principal

NATHAN J. MAZUREK

/s/ Nathan J. Mazurek

DAVID J. LANDES

/s/ David J. Landes

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)